UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 000-51180

Poly-pacific International Inc.
(Translation of registrant's name into English)

4287B Dawson Street
Burnaby, BC V5C 4B3
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted
by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted
by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the
registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

Poly-Pacific International Inc.

By: /s/ Randy Hayward

Name: Randy Hayward
Title: President
        Acting Chief Executive Officer
        Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Financial Statements for the year ended December 31, 2006
99.2	Management's Discussion & Analysis
99.3	Certificates
99.4	News Release dated December 21, 2006
99.5	News Release dated January 4, 2007
99.6	News Release dated January 12, 2007
99.7	News Release dated February 6, 2007
99.8	News Release dated February 7, 2007
99.9	News Release dated February 14, 2007
99.10	News Release dated February 15, 2007
99.11	News Release dated February 16, 2007
99.12	News Release dated March 1, 2007
99.13	News Release dated March 13, 2007
99.14	News Release (2) dated March 13, 2007
99.15	News Release dated April 17, 2007
99.16	News Release dated April 20, 2007
99.17	News Release dated April 27, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Financial Statements
December 31, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2006 and 2005 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Collins Barrow Edmonton LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

"Randy Hayward"
Signed
Randy Hayward
President, Acting Chief Executive Officer and
Acting Chief Financial Officer

April 19, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Poly-Pacific International Inc.

We have audited the accompanying consolidated balance sheets of Poly-Pacific International Inc. (the "Company") as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Collins Barrow Edmonton LLP"
Signed
Collins Barrow Edmonton LLP, Chartered Accountants
Independent Registered Chartered Accountants

Edmonton, Canada
April 19, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006	2005
ASSETS		
Current Assets		
Cash	$ ---	$ 61,346
Accounts receivable net of allowance [$229,260 (2005 - $204,719)]	98,425	160,217
Other receivable	24,084	20,652
Prepaid expenses	---	18,949
Inventories (Note 4)	276,639	692,616
Current assets of discontinued operations (Note 16)	10,338	41,016
	409,486	994,796
Deposit	29,400	29,416
Property and equipment (Note 5)	874,951	1,023,882
Equipment of discontinued operations (Note 16)	---	63,409
	$ 1,313,837	$ 2,111,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 2,144	$ ---
Accounts payable	561,290	387,314
Accrued liabilities	230,711	64,961
Bank loan (Note 6)	584,941	518,870
Current portion of long-term debt (Note 7)	154,281	202,460
Debentures payable (Note 8)	102,000	93,500
Current liabilities of discontinued operations (Note 16)	129,822	122,550
	1,765,189	1,389,655
Non-controlling interest of variable interest entity	280,589	---
	2,045,778	1,389,655
Commitments, Contingencies and Subsequent Events (Notes 10, 11 and 17)		
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	2,467,602	1,998,538
Authorized:		
Unlimited common and preferred shares		
Common shares issued and outstanding:		
December 31, 2006 - 25,237,740		
December 31, 2005 - 18,885,456		
December 31, 2004 - 9,361,624		
Additional paid in capital	778,796	731,170
Accumulated deficit	(4,031,534)	(2,061,055)
Accumulated other comprehensive income	53,195	53,195
	(731,941)	721,848
	$ 1,313,837	$ 2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

"Mike Duff"   "Edward Chambers"
Signed   Signed
Director   Director

1

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Operations
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales	$ **1,462,113**	$ 2,503,302	$ 3,135,706
Direct costs	**1,142,352**	1,797,061	1,566,073
Gross profit	**319,761**	706,241	1,569,633
Expenses			
General and administrative	**864,184**	465,127	338,639
Occupancy costs	**334,301**	326,909	342,364
Professional fees	**274,232**	271,788	166,279
Amortization of property and equipment	**148,886**	194,542	255,476
Selling and marketing	**96,105**	180,968	284,748
Management fees	**48,300**	88,105	98,090
Foreign exchange loss (gain)	**1,469**	20,358	(3,866)
Regulatory costs	**26,248**	17,174	39,726
Project development	**---**	---	113,782
	1,793,725	1,564,971	1,635,238
Operating Loss from continuing operations	**(1,473,964)**	(858,730)	(65,605)
Interest income	**---**	(36)	(464)
Interest expense	**87,688**	71,465	48,394
Operating Loss from continuing operations before income taxes	**(1,561,652)**	(930,159)	(113,535)
Income taxes - deferred (Note 12)	**---**	174,750	19,392
Loss from continuing operations	**(1,561,652)**	(1,104,909)	(132,927)
Loss from discontinued operations (Note 16)	**(408,827)**	(56,753)	(108,822)
Net Loss for the year	$ **(1,970,479)**	$ (1,161,662)	$ (241,749)
Loss per share from continuing operations (Note 13)	$ **(0.068)**	$ (0.088)	$ (0.014)
Net loss per share (Note 13)	$ **(0.086)**	$ (0.093)	$ (0.026)
Loss per share from discontinued Operations (Note 13)	$ **(0.018)**	$ (0.005)	$ (0.012)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Shareholders' Equity
For the Years Ended December 31, 2006, 2005 and 2004

| | Share Capital | | | | Additional Paid in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Comprehensive Loss | Shareholders' Equity (Deficit) |
	Number of Shares	Amount	Number of Warrants	Amount					
Balance at December 31, 2003	9,361,624	$ 865,584	-	$ -	$ 672,202	$ (657,644)	$ 53,195	$ -	$ 933,337
Stock based compensation	-	-	-	-	25,272	-	-	-	25,272
Loss for the period	-	-	-	-	-	(241,749)	-	-	(241,749)
Comprehensive loss	-	-	-	-	-	-	-	(241,749)	-
Balance at December 31, 2004	9,361,624	865,584	-	-	697,474	(899,393)	53,195	-	716,860
Conversion of debenture	9,523,832	1,132,954	-	-	-	-	-	-	1,132,954
Stock based compensation	-	-	-	-	33,696	-	-	-	33,696
Loss for the period	-	-	-	-	-	(1,161,662)	-	-	(1,161,662)
Comprehensive loss	-	-	-	-	-	-	-	(1,161,662)	-
Balance at December 31, 2005	18,885,456	1,998,538	-	-	731,170	(2,061,055)	53,195	-	721,848
Issuance of common shares	6,352,284	294,884	5,595,284	174,180	-	-	-	-	469,064
Stock-based Compensation	-	-	-	-	47,626	-	-	-	47,626
Loss for the period	-	-	-	-	-	(1,970,479)	-	-	(1,970,479)
Comprehensive loss	-	-	-	-	-	-	-	(1,970,479)	-
Balance at December 31, 2006	25,237,740	$ 2,293,422	5,595,284	$ 174,180	$ 778,796	$ (4,031,534)	$ 53,195	$ -	$ (731,941)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Operating Activities			
Net loss for the year from continuing operations	**$ (1,561,652)**	$ (1,104,909)	$ (132,851)
Items not involving cash:			
Amortization of property and equipment	**148,886**	194,542	255,476
Deferred income taxes expense	**---**	174,750	19,392
Stock-based compensation	**47,626**	33,696	25,272
Foreign exchange gain on debenture	**---**	(133,678)	(125,672)
Net change in non-cash operating assets and			
liabilities (Note 14)	**833,028**	642,571	191,544
Funds provided by (used in) continuing			
operations	**(532,112)**	(193,028)	233,161
Funds provided by (used in) discontinued			
operations (Note 16)	**(307,423)**	56,118	18,018
Cash provided by (used in) operating activities	**(839,535)**	(136,910)	251,179
Financing Activities			
Bank overdraft advances	**2,144**	---	---
Repayment of long-term debt	**(48,179)**	(65,431)	(75,020)
Bank loan advances	**66,071**	175,502	343,368
Non-controlling interest	**280,589**	---	---
Issuance of share capital, net of share issue costs	**469,064**	---	---
Debenture payable advances (repayment)	**8,500**	(284,856)	(361,440)
Funds used in discontinued operations (Note 16)	**---**	(162,540)	(24,720)
Cash provided by (used in) financing activities	**778,189**	(337,325)	(117,812)
Investing Activities			
Purchase of property and equipment	**---**	(2,678)	(47,088)
Funds provided by (used in)			
discontinued operations (Note 16)	**---**	404,974	(3,607)
Cash provided by (used in) investing activities	**---**	402,296	(50,695)
Increase (decrease) in cash	**(61,346)**	(71,939)	82,672
Cash, beginning of year	**61,346**	133,285	50,613
Cash, end of year	**$ ---**	$ 61,346	$ 133,285

Supplemental cash flow information (Note 14)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

4

1. **Nature of Business and Going Concern**

    Nature of Business

    Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

    Going Concern

    These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

    The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534. There is substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a "going concern" is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

    These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

    Basis of Presentation

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All amounts herein are expressed in Canadian dollars unless otherwise noted. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as discussed in Note 20.

    Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. ("Everwood"), Poly-Pacific Technologies Inc. ("PPT"), and PolyRan Reclamation Inc ("Poly-Ran") a variable interest entity in which the Company is the primary beneficiary. As discussed in Note 16, at December 31, 2006, Everwood has been classified as a discontinued operation. All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2. **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer. This occurs at the time of shipment (FOB shipping point) of the products from the Company's warehouse and an invoice is prepared. Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Automotive equipment	- 30% declining balance
Computer equipment	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment. If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar. Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

2. **Summary of Significant Accounting Policies** (Continued)

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board ("SFAS") No. 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company's employee stock options. The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The expected life of employee stock options is based on historic forfeiture rates.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, stock-based compensation, administrative salaries and other expenses.

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export and researching and developing a new manufacturing process for plastic blasting media are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

2.   **Summary of Significant Accounting Policies** (Continued)

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit issues in the existing accounts receivable. The Company reviews its allowance for doubtful accounts on a continual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140". This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interest in Securitized Financial Assets." This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations

(Expressed in Canadian Dollars)

2. **Summary of Significant Accounting Policies** (Continued)

Recent Pronouncements (Continued)

of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning on an entity's first fiscal year that begins after September 15, 2006. This standard will be applicable to the Company during the period ending 2007.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140". This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. This standard will be applicable to the Company during the period ending 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. This standard will be applicable to the Company during the period ending 2007.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Management does not expect the adoption of this Bulletin to have a material effect on the Company's financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes". This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management does not expect the adoption of this Bulletin to have a material effect on the Company's financial position and results of operations.

3. **Change in Accounting Policy**

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

(Expressed in Canadian Dollars)

3. **Change in Accounting Policy** (Continued)

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R). The adoption of this policy did not have a material effect on the Company's financial position and results of operations.

4. **Inventories**

	2006	2005
Raw materials	**$ 63,119**	$ 54,820
Work in progress	**176,342**	509,664
Finished goods	**26,554**	113,274
Supplies	**10,624**	14,858
	$ 276,639	$ 692,616

5. **Property and Equipment**

	2006		
	Cost	**Accumulated Amortization**	**Net**
Automotive equipment	**$ 29,508**	**$ 18,210**	**$ 11,298**
Computer equipment	**83,404**	**66,164**	**17,240**
Leasehold improvements	**17,086**	**4,405**	**12,681**
Office equipment	**105,879**	**61,763**	**44,116**
Plant equipment	**1,615,828**	**826,212**	**789,616**
	$ 1,851,705	**$ 976,754**	**$ 874,951**

	2005		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 29,509	$ 16,046	$ 13,463
Computer equipment	83,404	60,265	23,139
Leasehold improvements	17,086	3,988	13,098
Office equipment	105,879	54,941	50,938
Plant equipment	1,615,828	692,584	923,244
	$ 1,851,706	$ 827,824	$ 1,023,882

(Expressed in Canadian Dollars)

6. **Bank Loan**

	2006	2005
Bank loan bears interest at a rate of U.S. prime plus 1%, interest only payments, matured on November 25, 2006. The bank has currently extended this loan until May 26, 2007. The bank loan is secured by a general security agreement. The approved credit is to a maximum of $500,000 USD.	**$ 584,941**	$ 518,870

7. **Long-Term Debt**

	2006	2005
Equipment loan, repayable in monthly Instalments of $5,461, including principal and interest at prime plus 1%, matures June 24, 2009 and is secured by equipment with a carrying amount of $789,616	**$ 154,281**	$ 202,460
Less current portion	**154,281**	202,460
	$ ---	$ ---

Principal instalments required to be paid over the remaining three years are as follows:

2007	$ 56,133
2008	59,596
2009	38,552
	$ 154,281

The loan agreement for the bank loan (Note 6) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at December 31, 2006, the Company was not in compliance with these requirements. Consequently, the equipment loan and bank loan could be repayable on demand and has been classified as current liabilities.

8. **Debentures Payable**

A $275,000 unsecured convertible debenture was issued during 2003. The convertible debenture bears interest at 10% per annum and was due on December 15, 2004. The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share. The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856. During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share. The remaining convertible debentures of $102,000 held by directors and former directors of the Company have been postponed.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9. **Share Capital**

    Authorized

    Unlimited number of common voting shares and unlimited number of preferred non-voting shares

    Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

    Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729). Each unit comprises one common share and one half share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

    A summary of the private placements are as follows:

	Number of Common Shares	Amount	Number of Warrants	Amount	Total
Shares issued in first private placement	4,838,284	188,298	4,838,284	138,095	326,393
Shares issued in second private placement	1,514,000	106,586	757,000	36,085	142,671

    For the share purchase warrants issued pursuant to the two private placements above, the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares and warrants issued. The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	165%
Risk-free interest rate	4.24%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9. **Share Capital** (Continued)

Stock-Based Compensation Plan

a) Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2003	---	$ ---
Granted	1,872,000	0.10
Cancelled	(235,000)	0.10
Outstanding at December 31, 2004	1,637,000	0.10
Cancelled	(550,400)	0.10
Balance at December 31, 2005	1,086,600	0.10
Granted	**1,700,000**	**0.10**
Cancelled	**(205,900)**	**0.10**
Balance at December 31, 2006	**2,580,700**	**$ 0.10**

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expire on April 12, 2007, exercisable at $0.10. The options vest on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10. These options vest in 30 days.

During 2004, the Company has issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. 235,000, 550,400 and 205,900 stock options have been subsequently cancelled in 2004, 2005 and 2006, respectively. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company's stock option plan.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9. **Share Capital** (Continued)

b) The following table summarizes information about stock options outstanding at December 31, 2006, 2005 and 2004:

2006

	Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
880,700 $	0.10	2.29	880,700 $	0.10
200,000	0.10	0.30	150,000	0.10
1,500,000	0.10	4.90	---	0.10

2005

	Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
1,086,600 $	0.10	3.29	1,086,600 $	0.10

2004

	Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
1,637,000 $	0.10	4.54	803,000 $	0.10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9. **Share Capital** (Continued)

As at December 31, 2006, there was $67,487 of unrecognized compensation cost related to non-vested stock options.

During the year ended December 31, 2006, the Company recognized $ 47,626 (2005 - $33,696; 2004 - $25,272) in stock-based compensation expense.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005	2004
Interest rate	**4.15%**	2.58%	2.58%
Expected volatility	**224%**	87.0%	87.0%
Expected life options (in years)	**4.53**	5.0	5.0
Fair value	**$ 0.069**	$ 0.032	$ 0.032

10. **Commitments**

a) The Company has entered into a lease agreement for its current premises located in Ontario, California. Lease concessions and escalations are amortized over the lease term and included in the calculation of minimum annual lease payments. The minimum annual lease payments which will become owing are as follows:

2007	192,677
2008	112,394
	$ 305,071

11. **Contingencies**

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant. In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company. As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554. This amount has been included in accounts payable.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

12. **Income Taxes**

The difference between the computed expected income tax provision based on a statutory tax rate of 32.49% (2005 - 33.62%; 2004 - 33.87%) and the actual income tax provision are summarized as follows:

	2006	2005	2004
Computed expected income taxes (recovery)	$ **(640,209)**	$ (449,302)	$ (88,423)
Increase (decrease) in tax resulting from:			
Non-deductible costs	**23,829**	71,033	10,747
Amortization in excess of capital cost allowance for tax	**45,847**	67,932	21,166
Foreign exchange gain on translation	**(9,734)**	(13,704)	53,045
Underaccrual (overaccrual) of prior year tax recovery	**---**	---	410
Losses not recognized as a future tax asset	**580,267**	324,041	274,752
Change in valuation allowance	**---**	174,750	---
Deductible research and development costs	**---**	---	(153,186)
Utilization of loss carry forwards	**---**	---	(99,119)
Total income taxes	$ **---**	$ 174,750	$ 19,392

The following summarizes the components included in deferred income taxes as at December 31:

	2006	2005	2004
Assets:			
Tax benefits of loss carry forward	$ **1,432,240**	$ 881,605	$ 557,565
Difference between tax value and book value of cumulative eligible capital	**15,388**	37,344	39,147
Valuation allowance	**(1,447,628)**	(918,949)	(421,962)
Net future tax assets	$ **---**	$ ---	$ 174,750

As at December 31, 2006, the Company has $4,408,249 non-capital losses which may be used to reduce future Canadian income taxes otherwise payable. The non-capital losses expire as follows:

2009	$ 241,100
2010	$ 650,068
2014	$ 767,266
2015	$ 963,830
2026	$ 1,785,985

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

13. **Net Loss per Common Share**

Loss per share was calculated as follows:

	2006	2005	2004
Numerator:			
Net loss from continuing operations	$ **(1,561,652)**	$ (1,104,909)	$ (132,927)
Net loss from discontinued operations	**(408,827)**	(56,753)	(108,822)
Net loss	$ **(1,970,479)**	$ (1,161,662)	$ (241,749)
Denominator:			
Basic and diluted weighted average common shares outstanding	**22,817,241**	12,536,235	9,366,624

Loss per common share:

	2006	2005	2004
Continuing operations	$ **(0.068)**	$ (0.088)	$ (0.014)
Discontinued operations	**(0.018)**	(0.005)	(0.012)
Total	$ **(0.086)**	$ (0.093)	$ (0.026)

Diluted net loss per common share is calculated using the treasury stock method. The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2006, 2005 and 2004 and were excluded from the calculation of diluted net loss per common share.

The following securities were excluded from the diluted loss per share calculations:

	2006	2005	2004
Convertible debentures	**425,000**	425,000	1,650,000
Warrants	**5,595,284**	---	---
Options	**2,580,700**	1,086,600	1,637,000
	8,600,984	1,511,600	3,287,000

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14. **Supplemental Cash Flow Information**

a) Changes in non-cash operating assets and liabilities:

	2006	2005	2004
Accounts receivable	$ 58,360	$ 183,866	$ 194,245
Prepaid expenses	18,965	(13,584)	33,638
Inventories	415,977	307,081	(83,968)
Accounts payable and accrued liabilities	339,726	165,208	47,629
	$ 833,028	$ 642,571	$ 191,544

b) Interest:

	2006	2005	2004
Interest paid	$ 64,583	$ 71,465	$ 48,394

15. **Related Party Transactions**

During the year, the Company had the following related party transactions with corporations under significant influence of one of the Company's former directors:

	2006	2005	2004
Management fees	$ 48,300	$ 88,105	$ 98,061

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. **Discontinued Operations**

At December 31, 2006, as a result of continued losses and Everwood's inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to mange costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	December 31, 2006	December 31, 2005	December 31, 2004
Revenues	8,244	549,414	682,887
Cost of Sales	127,088	279,538	284,330
Expenses	289,983	326,629	289,735
Net loss	(408,827)	(56,753)	(108,822)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

16. **Discontinued Operations** (continued)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	December 31, 2006	December 31, 2005
Current Assets	10,338	41,016
Equipment	---	63,409
Current Liabilities	129,822	122,550

Summarized Statement of Cash flows:

	2006	2005	2004
Operating Activities			
Net income (loss)	$ (408,827)	$ (56,753)	$ (108,822)
Add back for items not involving cash	63,454	39,269	30,904
Net change in non-cash working capital	37,950	73,602	95,936
Cash provided by (used in) operating activities	(307,423)	56,118	18,018
Financing Activities			
Repayment of long-term debt	---	(162,540)	(24,720)
Cash used in financing activities	---	(162,540)	(24,720)
Investing Activities			
Purchase of property, plant and equipment	---	(26)	(3,607)
Proceeds on disposal of capital assets	---	405,000	---
Cash provided by (used in) investing activities	---	404,974	(3,607)
Cash provided by (used in) discontinued operations	$ (307,423)	$ 298,552	$ (10,309)

17. **Subsequent Events**

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval. The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company. The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share. The Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant. Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing. All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

(Expressed in Canadian Dollars)

17. **Subsequent Events** (Continued)

On February 14, 2007, the Company announced that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement. Each Unit is comprised of one common share and one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing. The Company intends to use the proceeds from the Private Placement for general working capital purposes. On March 13, 2007, the Company announced that it will not be proceeding with this private placement.

18. **Financial Instruments**

Foreign Currency Risk

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk.

Credit Risk

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The company has its Canadian customers insured through Export Development Canada and its U.S. customers insured through CNA Insurance Companies and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, other receivable, bank indebtedness, accounts payable, accrued liabilities, bank loan, debentures and long-term debt. As at December 31, 2006 and 2005, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

(Expressed in Canadian Dollars)

19. Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The discontinued segment in Ontario, Canada, obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use. The accounting policies of the segments are as those described in Note 2.

	Plastic Media			Agricultural Plastic Lumber			Total		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Assets	**$ 1,303,499**	$ 1,992,552	$ 2,903,515	**$ 10,338**	$ 118,951	$ 725,462	**$ 1,313,837**	$2,111,503	$ 3,628,977
Long-lived assets in Canada	**---**	20,432	24,589	**---**	63,409	507,652	**---**	83,841	532,241
Long-lived assets in the U.S.	**874,951**	1,003,450	1,188,872	**---**	---	---	**874,951**	1,003,450	1,188,872
Sales in Canada	**---**	65,086	167,700	**---**	93,295	281,875	**---**	158,381	449,575
Sales in the U.S.	**1,462,113**	2,436,932	2,968,006	**8,244**	457,403	401,012	**1,470,357**	2,894,335	3,369,018
Total sales	**1,462,113**	2,502,018	3,135,706	**8,244**	550,698	682,887	**1,470,357**	3,052,716	3,818,593
Segment profit (loss)	**(1,561,652)**	(1,108,299)	(132,850)	**(408,827)**	(53,363)	(108,899)	**(1,970,479)**	(1,161,662)	(241,749)
Amortization: Property, plant and equipment	**148,886**	194,542	253,287	**---**	15,877	34,228	**148,886**	210,419	287,515
Interest expense	**87,688**	68,068	46,409	**---**	3,397	12,100	**87,688**	71,465	58,509
Income taxes (recovery)	**---**	174,750	19,316	**---**	**---**	76	**---**	174,750	19,392
Capital expenditures	**---**	2,704	32,430	**---**	---	18,264	**---**	2,704	50,694

(Expressed in Canadian Dollars)

20. **Differences Between United States and Canadian Generally Accepted Accounting Principles**

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2006	2005	2004
Balance Sheet Adjustments:			
Additional Paid In Capital			
Balance under U.S. GAAP	**$ 778,796**	$ 731,170	$ 697,474
Adjustment for stock compensation for employees (b)	**(58,396)**	(58,396)	(58,396)
Balance under Canadian GAAP	**$ 720,400**	$ 672,774	$ 639,078
Accumulated Comprehensive Income			
Balance under U.S. GAAP	**$ 53,195**	$ 53,195	$ 53,195
Translation adjustments (c)	**(53,195)**	(53,195)	(53,195)
Balance under Canadian GAAP	**$ ---**	$ ---	$ —
Retained earnings (deficit)			
Balance under U.S. GAAP	**$(4,031,534)**	$(2,061,055)	$ (899,393)
Additions to deferred charges (a)		---	115,340
Translation adjustment (c)	**53,195**	53,195	53,195
Write-down of deferred charges (a)	**---**	---	(567,615)
Cumulative adjustment of prior year's differences	**58,396**	58,396	510,672
Balance under Canadian GAAP	**$(3,919,943)**	$(1,949,464)	$ (787,801)
Effect on consolidated statement of operations			
Net loss under U.S. GAAP	**$ 1,970,479**	$ 1,161,662	$ 241,749
Additions to deferred charges (a)	**---**	---	(115,340)
Amortization of deferred charges (a)	**---**	---	—
Write-down of deferred charges (a)	**---**	---	567,615
Net loss under Canadian GAAP	**$ 1,970,479**	$ 1,161,662	$ 694,024
Basic loss per share - Canadian GAAP	**$ 0.09**	$ 0.09	$ 0.07

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

20. **Differences Between United States and Canadian Generally Accepted Accounting Principles**
    (Continued)

    a) Deferred Charges

    Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life. Development costs incurred in 2006, 2005 and 2004 have been expensed as incurred.

    b) Stock Based Compensation

    Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

    c) Translation Adjustment

    Under Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income.

21. **Comparative figures**

    Comparative figures have been restated to conform with the statement presentation adopted for the current year.

for the year ended December 31, 2006 as compared to $174,750 for the year ended December 31, 2005 when it wrote-off the deferred income tax asset, as management determined that due to continuing losses of Poly-Pacific International Inc. and its subsidiary, Poly-Pacific Technologies Ltd., it is unable to meet the criteria for recognition of deferred income taxes as an asset (i.e., it is not "more likely than not" that these losses will be utilized in the foreseeable future).

Fourth Quarter - Results of Continuing Operations

Revenues for the fourth quarter ending December 31, 2006 decreased to $260,037 as compared to revenues of $297,831 for the third quarter ended September 30, 2006 and $353,316 for the fourth quarter ended December 31, 2006.

The loss for the fourth quarter ended December 31, 2006 amounted to $264,187 compared to a loss of $757,904 for the fourth quarter ended December 31, 2005.

As described above, the decrease in revenue for year and the fourth quarter ended December 31, 2006 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, particularly, in the fourth quarter ended December 31, 2006, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing potential revenues from these and other clients.

Discontinued Operations:

At December 31, 2006, as a result of continued losses and Everwood's inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

Revenues of the discontinued operation significantly decreased by $541,170 to $8,244 for the year ended December 31, 2006 from $549,414 for the year ended December 31, 2005.

The net loss for the discontinued operation increased by $352,074 to a loss of $408,827 for the year ended December 31, 2006 from a loss of $56,753 for the year-ended December 31, 2005.   As described above, the large increase in the net loss was due to Everwood's inability to obtain adequate supply of raw materials and thus decreasing the revenue as compared to prior year.

Non-controlling interest of variable interest entity:

During the year, Company's President incorporated a new company, PolyRan Reclamation Inc. ("Poly-Ran"), which is controlled by him and other shareholders to raise funds to develop McAdoo Nylon Reclamation Project in Kingston, Ontario ("Kingston project") with the Company. At December 31, 2006, the Poly-Ran was determined to be a variable interest entity as the Company is deemed to be the beneficiary. Poly-Ran had a total share subscription (capital) of $280,589, which was accounted as a non-controlling interest.   During the year, $264,000 was transferred to the Company to fund general working capital of the Company and to finance the testing the Kingston project to various engineering consultants.

Although the full terms of the Poly-Ran relationship with the Company and the existing shareholders of the Company have not been finalized, the shareholders of both the Companies will share equally or in other agreed amounts in the Kingston project development costs and eventual any profits and losses.

Change in Accounting Policy

Stock-based compensation
Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.   Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.   Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R). The adoption of this policy did not have a material effect on the Company's financial position and results of operations.

As a result of issuance of these stock options during the year as described below in the Share Capital section of this report, the Company recognized $47,626 in stock-based compensation expense for the year ended December 31, 2006

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.   In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company. As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554. This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

Going Concern

The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534. There is substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a "going concern" is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective. Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans. Management is actively seeking new financing alternatives, either through debt or equity financing.

As described in the Share Capital section below, subsequent to the year-end, the Company was able to secure additional financing through private placements.

Liquidity and Capital Resources

Working capital deficiency as at December 31, 2006 was $585,310 as compared to working capital deficiency of $365,443 as at December 31, 2005. This large increase in the working capital deficiency is due to write-down of inventory (described in the Revenue and direct cost section), decrease in the accounts receivable and increase in the accounts payable.

The Company's cash position decreased to a bank indebtedness of $2,144 as compared to a cash balance of $61,346 as at December 31, 2005. The Company used $532,112 to fund continuing operations and used $307,423 to fund discontinued operation, and received cash of $778,189 from financing activities for the year ended December 31, 2006. During the year, the Company did not use or receive any funds from investing activities.

In addition, the loan agreement for the bank loan and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at December

31, 2006, the Company was not in compliance with these requirements. Consequently, the equipment loan could be repayable on demand and has been classified as current liability

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006. The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the year, management fees of $48,300 were paid to a corporation under significant influence of one of the Company's former directors.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2006, the numbers of issued common shares are 25,237,740 as compared to 18,885,456 as at December 31, 2005. No preferred shares have been issued.

During the Company had the following private placements:

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729). Each unit comprises one common share and one half share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

The net proceeds of these two private placements were used for general working purposes.

Stock Options
As at December 31, 2006, there were 2,580,700 stock options outstanding with a weighted average exercise price of $0.10 as compared to 1,086,600 stock options outstanding with a weighted average exercise price of $0.10, at December 31, 2005.

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expires on April 12, 2007, exercisable at $0.10.   The options vested on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10. These options vest in 30 days.

Subsequent Events

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval. The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company.   The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share, which Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

On February 14, 2007, the Company announced that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement. Each Unit is comprised of one common share and one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.   On March 13, 2007, the Company announced that it will not be proceeding with this private placement.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts receivable, other accounts receivable, bank indebtedness, accounts payable, accrued liabilities, bank loan, debenture payable and long-term debt. The Company has a substantial portion of its revenues derived in currencies other than Canadian dollar relative to those foreign currencies. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results. The fair value of these financial instruments approximates their carrying values.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company's Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management's Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company's Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE YEAR ENDED DECEMBER 31, 2006

The Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a) Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties and achieve a formal authorization and approval process for transactions and payments. In order to compensate for this weakness, the Acting Chief Executive Officer and Acting Chief Financial Officer along with senior management oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements.

b) Bank reconciliations currently are not performed or reviewed on monthly basis. Management intends to implement policies and procedure requiring bank reconciliations be prepared, reviewed and approved on a monthly basis.

c) Inventory count tags were not used in the year-end inventory count and there were inconsistencies in the method used to weigh inventory.   Management intends to implement policies and procedures to use count tags during inventory counts to ensure inventory is not double counted and that there is a consistent weighting method to be used to ensure inventory is accurately measured.

d) Due to limited staff, the Company's finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.   In addition, certain government filings (e.g. GST returns) are often filed late.   Management intends to implement policy and procedures to ensure government filings are filed on time.

e) There is a lack of control over the retention of some supporting documents. Management intends to centralize accounting function in one office and implement policies and procedures to ensure proper retention of supporting documentation.

f) During period and year-end, certain transactions are not recorded in the proper time frame resulting in "cut-off" errors.   Management intends to implement policy and procedures to ensure that transactions are recorded in the proper period that they relate to.

It should be noted that while the Company's Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms. If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution. If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the year ended December 31, 2006 and for fiscal year 2005 and 2004. There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company's publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)'s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company's lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **RANDY HAYWARD**, *President, Acting Chief Executive Officer and Acting Chief Financial Officer* of Poly-Pacific International Inc., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Poly-Pacific International Inc. (the issuer) for the year ended December 31, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a.   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b.   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

"Randy Hayward"

Randy Hayward
President,
Acting Chief Executive Officer, and
Acting Chief Financial Officer

POLY-PACIFIC INTERNATIONAL INC.

December 21, 2006 – Poly-Pacific International Inc. (TSX-V:PMB)("Poly-Pacific") announces that, in accordance with the policies of the TSX Venture Exchange, the board of directors has approved a grant of stock options to directors of Poly-Pacific to purchase an aggregate of 1,500,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options expire five years from the date of grant.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

For Immediate Release

January 4, 2007 (1:30 pm)

Edmonton, Canada - Poly-Pacific International Inc. (TSX-V:PMB)("Poly-Pacific") announces that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval. Poly-Pacific will settle the debt by the payment of cash and by the issuance of common shares of Poly-Pacific ("Common Shares"). Poly-Pacific will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share, which Common Shares will have a four-month hold period.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

January 12, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF") announces that its common shares are now approved and listed for trading on the Frankfurt Stock Exchange (Freiverkehr) under WKN number "A0LGDN" and ISIN number CA7319111034. Information regarding this listing can be found on the Deutsche Börse Group website at www.deutsche-boerse.com under the symbol "POZ".

Randy Hayward, President of Poly-Pacific, states: "Our Company's recent listing on the Frankfurt exchange in Germany is an important and logical step in our continuing efforts to expand our shareholder base on a global basis and to create value. The Frankfurt listing is a valuable supplement to our present listings on the TSX Venture Exchange in Canada and the Over-the-Counter Bulletin Board listing in the United States, and also enables our shareholders to trade globally in multiple time zones."

In addition, Poly-Pacific announces that, in accordance with the policies of the TSX Venture Exchange, the board of directors has approved a grant of stock options to officers and consultants of Poly-Pacific to purchase an aggregate of 1,200,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options will expire up to two years from the date of grant. No option shall vest earlier than four (4) months from the date of issuance and all vesting shall be in accordance with the policies of the TSX Venture Exchange.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

February 6, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Frankfurt: "POZ") is pleased to announce that it has received TSX Venture Exchange final acceptance for a private placement (the "Private Placement") of an aggregate of 6,000,000 units ("Units") at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share ("Common Share") and one (1) Common Share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.

All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes.

Pursuant to the policies of the TSX Venture Exchange and Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") the Private Placement may be classified as a "related party transaction" as certain directors of Poly-Pacific (the "Related Parties") subscribed for Units.

The Private Placement was approved by the independent directors of Poly-Pacific who believed that the Private Placement was necessary and that the terms thereof were reasonable in the circumstances of Poly-Pacific. The Related Parties did not enter into any agreement with Poly-Pacific in connection with the Private Placement other than subscription agreements containing customary terms and conditions for a transaction of this nature.

Poly-Pacific determined that exemptions from the formal valuation and minority shareholder approval requirements under OSC Rule 61-501 were available. In particular, the exemption set out in paragraph 2 in section 5.5 of OSC Rule 61-501 is applicable since the aggregate consideration to be paid by the Related Parties does not exceed 25% of the market capitalization of Poly-Pacific as at January 5, 2007. As well, the valuation exemption in paragraph 8 of section 5.5 of OSC Rule 61-501 is also available.

In addition, in reviewing the minority shareholder approval exemptions, the independent directors determined that the exemptions set out in paragraph 2 and paragraph 6 in section 5.7 of OSC Rule 61-501 are applicable.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

POLY-PACIFIC INTERNATIONAL INC. SIGNS NYLON RECLAMATION CONTRACT

February 7, 2007 - Poly-Pacific International Inc. ("Poly-Pacific" or the "Company")) (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the signing of a conditional agreement with the owners of a ten acre landfill site containing waste nylon in Ontario, Canada. The agreement allows Poly-Pacific to conduct its due diligence to encompass an assessment of the quantity and quality of the nylon material situated in the site. Poly-Pacific has retained the engineering firm of Kleinfeldt Consultants of Toronto, Ontario to assist with the technical aspects of this process. In their preliminary report, Kleinfeldt confirms that the quantity of reclaimable nylon on the site is a minimum of 15 million pounds. Poly-Pacific's intention is to clean and pelletize this material. Current market value of clean, pelletized nylon is $1.20 USD per pound.

Poly-Pacific also announces that it has retained Mr. Grant Bennett of Vancouver, British Columbia, as a consultant to the Company. Mr. Bennett has a 35 year history in plastic manufacturing, encompassing all aspects of the re-cycling of raw polymer material, plastic conversion methods and corporate development. Mr. Bennett was the founder of Gran Pac Plastics, an Alberta company that was the first multi-cavity plastic injection molding container facility in Western Canada. Over the past 28 years he has been instrumental in the successful launch of seven plastic manufacturing companies in the UK, USA and Canada.

Randy Hayward, President states; "The nylon reclamation project provides Poly-Pacific with the unique opportunity to assist in cleaning up our environment, while earning revenue for the company. In addition, having an individual with the credentials of Mr. Grant Bennett to assist us in the nylon reclamation project and other initiatives is a great benefit to our company".

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

February 14, 2007 – Poly-Pacific International Inc. ("Poly-Pacific") (TSX-V: "PMB"; OTCBB: "PLYPF"; Frankfurt: "POZ"; Berlin: "A0LGDN") announces that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units ("Units") and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement (the "Private Placement"). Each Unit is comprised of one (1) common share ("Common Share") and one (1) Common Share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

February 15, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Frankfurt: "POZ") announces that, in accordance with the policies of the TSX Venture Exchange and subject to shareholder approval, the board of directors has approved a grant of stock options to officers and directors of Poly-Pacific to purchase an aggregate of 700,000 common shares at an exercise price of $0.20 per common share pursuant to its stock option plan. The stock options expire five years from the date of grant.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

February 16, 2007

NEW RELEASE

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company")) (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the appointment of Mr. Randy Hayward and Mr. Richard Oravec to its Board of Directors, subject to regulatory approval.

Mr. Hayward, President of Poly-Pacific International Inc., maintained a successful law practice in Edmonton, Alberta for 20 years. During this period, he founded and managed Canadian Dispute Resolution (Alberta) Ltd and marketed the service of mediation to the legal community and the insurance industry. After relocating to the west coast from Edmonton, he has worked with various private and public companies for the previous 15 years. Recently, Mr. Hayward has been a consultant to four successful public companies trading on the TSX-Venture, raising investment capital and working in corporate communications, business development and investor relations. Mr. Hayward assumed the position of President on August 22, 2006.

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to Poly-Pacific his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Randy Hayward
604-293-8885
Fax 604-293-8234

NEW RELEASE

"For Immediate Release"

POLY-PACIFIC RECEIVES KINGSTON APPROVAL

March 1, 2007. Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce that the City Council of Kingston has approved an agreement at its counsel meeting held on February 27, 2007. This agreement, subject to certain conditions being fulfilled, will allow Poly-Pacific to gain access for the assessment of fibre resource located at the Kingston West (McAdoo) landfill site.

The City of Kingston wishes to investigate the potential for removal and recycling polymer fibres (nylons and polyesters) that are believed to be present in the former Kingston West Landfill Site (also know as the McAdoo Lane Landfill). The McAdoo Lane Landfill Site was operated as a licensed landfill from 1970 through to its closure in 1987. Although no formal records of landfilling were kept, it is estimated that approximately 180,000 tonnes (360 million pounds) of industrial waste were landfilled between 1970 and 1987 and that the overall volume of the present landfill is in the order of 1 million cubic metres.

Upon meeting the conditions as outlined in the access agreement, the City of Kingston will grant Poly-Pacific a license to access the site for the sole purpose of assessing the feasibility of extracting fibre resource from the site. The term of this agreement continues until November 1, 2007, subject to an extension by the mutual agreement of the parties.

Poly-Pacific has retained the engineering services of Kleinfeldt Consultants Ltd. of Toronto, Ontario to undertake the assessment and feasibility of this project.

Mr. Randy Hayward, President, states: "The McAdoo Lane Landfill site presents Poly-Pacific with a unique opportunity to use our expertise to reclaim significant quantities of a valuable fibre resource. Subject to proving the commercial viability of this project, we are enthusiastic regarding the economic benefits that will accrue to the City of Kingston and the shareholders of Poly-Pacific."

Mr. Charlie Mignault, Director of Business Development of the Kingston Economic Development Corporation (KEDCO) states: "Poly-Pacific, an environmental remediation company with a strong R&D focus, is exactly the type of business Kingston is looking for. I am confident that this opportunity will leverage a strong manufacturing presence and create employment for our manufacturing sector. This exciting opportunity is further evidence that Kingston is the best place in Ontario to live, work and raise a family! The Poly-Pacific advantage puts them in a cutting edge position and there are strong indications of future growth for this company."

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release. We seek safe harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

Contact:
Randy Hayward
Phone: 604-293-8885
Fax: 604-293-8234

POLY-PACIFIC INTERNATIONAL INC.

March 13, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that, in accordance with the policies of the TSX Venture Exchange and subject to shareholder approval, the board of directors has approved a grant of stock options to consultants, officers and directors of Poly-Pacific to purchase an aggregate of 1,400,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options expire five years from the date of grant.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

> Mr. Randy Hayward
> Telephone: (604) 293-8885
> Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

March 13, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that it will not be proceeding with the private placement of up to 1,250,000 units at a price of $0.40 per unit for maximum gross proceeds of $500,000 as previously announced on February 14, 2007 and the grant of stock options previously announced on February 15, 2007.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

>   Mr. Randy Hayward
>   Telephone: (604) 293-8885
>   Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

POLY-PACIFIC INTERNATIONAL INC.

April 17, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that, further to its press release of January 4, 2007, it has received acceptance by the TSX Venture Exchange with respect to a debt settlement transaction of an aggregate of 3,172,208 common shares of the Company (the "Common Shares") ranging in price from $0.05 to $0.10 per Common Share for total debt of $171,438. The Common Shares are subject to a restricted period and may not be traded for a four (4) month period expiring on July 7, 2007.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

POLY-PACIFIC INTERNATIONAL INC.
ACQUIRES 100% CONTROL

April 20, 2007 - Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the successful negotiation with Poly-Ran Reclamation Inc. to acquire its 30% interest in the McAdoo Lane Landfill Site located near Kingston, Ontario. While the complete details of the agreement are not available at this time, Poly-Pacific has reached a letter of intent with Poly-Ran. Subject to regulatory approval, management expects to finalize the terms of the agreement within the next two weeks.

The McAdoo Lane Landfill Site was operated as a licensed landfill from 1970 until its closure in 1987. Although no formal records of landfilling were kept, during this time it is estimated that approximately 180,000 tonnes (360 million pounds) of industrial waste nylon were deposited, and that the overall volume of the present landfill is in the order of one million cubic metres.

Mr. Randy Hayward, President, stated: "This is a significant step in acquiring 100% beneficial control of the McAdoo Lane Landfill Site for Poly-Pacific. Management is pleased to be able to provide this added value to its shareholders. The Company is expecting receipt of the final access approval from the City of Kingston imminently."

Poly-Pacific International Inc. has an extensive history in bringing leading edge technologies for the exploitation of plastic and recycled plastic in Canada and the United States. The Company is actively pursuing a number of additional polymer landfill opportunities in North America.

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release. We seek safe harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

For more information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293-8234

NEWS RELEASE

"For Immediate Dissemination"

Poly-Pacific Closes Everwood

April 27, 2007 - Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces the closure of the plant occupied by its wholly owned subsidiary, Everwood Agricultural Products International Inc. of St Thomas, Ontario. The Company experienced large price increases of the raw materials required for the manufacturing of its recycled plastic lumber. After a year of attempting to attain cost efficient production allowing competitive product pricing, Poly-Pacific decided to close the plant. The recycled plastic lumber operation will now be consolidated into the Company's wholly owned subsidiary in California, Poly-Pacific Technologies Inc.

Director of Operations, Mr. Rick Gliege, states: "Despite our best efforts and testing of different formulas using less expensive materials, we were unable to achieve desired results. The termination of our lease and closure of the Ontario plant will allow us to conserve $31,000.00 per month and accelerate the development of Poly-Pacific's opportunities involving the McAdoo Nylon Reclamation Project."

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release. We seek safe harbour.

 The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

Contact:
Rick Gliege

Phone: 250-755-7748
Fax: 250-755-7711